D. Scott Holley	150 Third Avenue South, Suite 2800
phone: (615) 742-7721	Nashville, TN 37201
fax: (615) 742-2813	(615) 742-6200
e-mail: sholley@bassberry.com
July 26, 2011
VIA EDGAR CORRESPONDENCE AND OVERNIGHT COURIER
Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Station Place
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Green Bankshares, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed July 21, 2011 File No. 000-14289
Dear Mr. Windsor:
     On behalf of Green Bankshares, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on July 21, 2011 (the “Preliminary Proxy Statement”) contained in your letter dated July 22, 2011 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.
     For your convenience, we have set out the text of the comment from the Comment Letter in italics, followed by the Company’s response.
Revised Preliminary Proxy Statement on Schedule 14A filed July 21, 2011
General
1.	We note your response to comment 2 in our letter dated July 18, 2011. We particularly note your representation that the portfolio analysis prepared by an independent loan valuation firm is not a report, opinion or appraisal that materially relates to the NAFH transaction. Although the analysis may not have been prepared specifically for the NAFH transaction, it appears that the information otherwise materially relates to the transaction. Accordingly, please revise to disclose the information required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

bassberry.com

Mr. Christian Windsor
July 26, 2011

RESPONSE: The Preliminary Proxy Statement has been revised in accordance with the Staff’s comment.
In providing the above responses to the Staff’s comments, and in response to the Staff’s request, we have been authorized to, and hereby acknowledge on behalf of the Company that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing, and the revisions to the Preliminary Proxy Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (615) 742-7721 or by email at sholley@bassberry.com. As the Company would like to distribute a definitive proxy statement to the Company’s shareholders as soon as possible, we would appreciate your prompt attention to this matter.
Sincerely,
/s/ D. Scott Holley
DSH:cn

cc:	Matt McNair, Securities and Exchange Commission Michael J. Fowler, Green Bankshares, Inc.

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